UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of the
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Bernardo Alvarez Herrera
Ambassador of the Bolivarian Republic of Venezuela
Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

*	The Registrant is filing this annual report on a voluntary basis.

BOLIVARIAN REPUBLIC OF VENEZUELA (THE “REPUBLIC”)
The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
There have been no such modifications.
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
There has been no such law, decree or administrative action.
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
There has been no such failure.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).
See “Tables and Supplementary Information”, page 84 of Exhibit (D), which is hereby incorporated by reference herein.
(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).
See “Tables and Supplementary Information”, pages 86 to 87 of Exhibit (D), which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplementary Information”, pages 84 to 87 of Exhibit (D), which is hereby incorporated by reference herein.
4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total outstanding, as shown in item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.
Not applicable. The Republic files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)
See “Tables and Supplementary Information”, page 85 of Exhibit (D), which is hereby incorporated by reference herein.
(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)
As of December 31, 2007, the Republic had none.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “Public Finance—Revenues and Expenditures” and “—Consolidated Public Sector”, pages 72 to 76 of Exhibit (D), which are hereby incorporated by reference herein.
7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly described such foreign exchange control.
See “The Venezuelan Economy—Exchange Control Regime”, pages 24 to 25 of Exhibit (D), which are hereby incorporated by reference herein.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.
See 7(a) above.
8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.
See “The Venezuelan Economy—Foreign Trade and Balance of Payments—International Reserves”, page 33 of Exhibit (D), which is hereby incorporated by reference herein.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.
See “The Venezuelan Economy—Foreign Trade and Balance of Payments—Foreign Trade”, “—Trading Partners”, “—Balance of Payments”, pages 29 to 32 of Exhibit (D), “Principal Sectors of the Venezuelan Economy—Manufacturing and Mining—Corporación Venezolana de Guayana” and “—Agriculture and Livestock” pages 56 to 58 of Exhibit (D), which are hereby incorporated by reference herein.
10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)
See “The Venezuelan Economy—Foreign Trade and Balance of Payments—Balance of Payments”, pages 31 to 32 of Exhibit (D), which are hereby incorporated by reference herein.

EXHIBITS
The following exhibits should be filed as part of the annual report:
(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.
None.
(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.
None.
(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.
See Exhibit (C), which is hereby incorporated by reference herein.
The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.
This annual report comprises:
(a)	Pages numbered 1 to 8 consecutively.

(b)	The following exhibits:
Exhibit A: None.
Exhibit B: None.
Exhibit C: Copy of the 2008 Annual Budget of the Republic (P)
Exhibit D: Current Description of the Republic.
(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Caracas, Venezuela on the 30th day of September, 2007.

Bolivarian Republic of Venezuela
By:	/s/ Alí Rodríguez Arague
Alí Rodríguez Araque
Minister of Popular Power for the Economy and Finance of the Bolivarian Republic of Venezuela

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None.
B:	None.
C:	Copy of the 2008 Annual Budget of the Republic	*
D:	Current Description of the Republic

*	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.